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Exhibit 99.(a)(10)

LIONEL Z. GLANCY #134180 GLANCY BINKOW & GOLDBERG LLP 1801 Avenue of the Stars, Suite 311 Los Angeles, California 90067 Telephone: (310) 201-9150 Facsimile: (310) 201-9160	FILED ALAMEDA COUNTY SEP 1 2005 ARTHUR SIMS, Exec. Off./Clerk By Yasmin Reddy

SUPERIOR COURT OF THE STATE OF CALIFORNIA
IN THE COUNTY OF ALAMEDA
(NORTHERN DIVISION)

WILLIAM STEINER, individually and on behalf of all others similarly situated,	No. EG05230702
Plaintiff,
-against-	CLASS ACTION COMPLAINT *Summons Issued

CHIRON CORP., HOWARD H. PIEN, J.
RICHARD FREDERICKS, DENISE M.
O'LEARY, EDWARD E. PENHOET,
RAYMUND BREU, VAUGHN D. BRYSON,
PAUL L. HERRLING, PIERRE E. DOUAZE,
LEWIS W. COLEMAN, PIETER J.
STRIJKERT, NOVARTIS AG,
Defendants.

INTRODUCTION

        Plaintiff alleges on information and belief, except for those allegations which pertain to plaintiff which are alleged upon personal knowledge, as follows:

        1.     This action arises out of an unlawful scheme and plan by Novartis AG ("Novartis") to acquire the remaining ownership of Chiron Corp. ("Chiron" or the "Company") in a transaction for grossly inadequate consideration and without full and complete disclosure of all material information, in breach of defendants' fiduciary duties.

THE PARTIES

        2.     Plaintiff is and has been at all relevant times the owner of Chiron common stock.

        3.     Defendant Chiron is a corporation organized and existing under the laws of the State of Delaware and is headquartered at 4560 Horton Street, Emeryville, California. Chiron is a biotechnology company that participates in the biopharmaceuticals, blood testing, and vaccines markets. The Company develops products for preventing and treating cancer, infection, and cardiovascular disease. Chiron's products include Proleukin, recombinant human platelet-derived growth factor, and traditional pediatric and adult vaccines. As of August 3, 2005, Chiron had issued and outstanding approximately 187.88 million shares of common stock.

        4.     Defendant Novartis is a pharmaceutical and nutritional products manufacturer. The Company produces treatments for hypertension, fungal infections, skin conditions, arthritis, cancer, cardiovascular diseases, arteriosclerosis and other conditions, animal health products, baby food, and clinical nutrition products.

        5.     Defendant Howard H. Pien ("Pien") is Chief Executive Officer and a Chairman of the Board of Directors for Chiron. He has been a director of the Company since April 2003 and was appointed Chairman of the Board in February 2005.

        6.     Defendant J. Richard Fredericks ("Fredericks") is a director of Chiron. Fredericks also worked with Lewis W. Coleman at Montgomery Securities for many years prior to Montgomery Securities becoming affiliated with Bank of America. Bank of America has had previous contracts with Chiron, including without limitation, a revolving credit agreement entered into on July 12, 1996.

        7.     Defendant Denise M. O'Leary ("O'Leary") is a director of Chiron.

        8.     Defendant Dr. Edward E. Penhoet ("Penhoet") is a director of Chiron. Penhoet is also the President of the Gordon & Betty Moore Foundation, and serves on the Board of Trustees of the Foundation along with Defendant Coleman.

        9.     Defendant Dr. Raymund Breu ("Breu") is a director of Chiron, the Chief Financial Officer and a member of the executive committee of Novartis.

        10.   Defendant Dr. Paul L. Herrling ("Herrling") is a director of Chiron since 1997. Since January 2003, he has served as the Head of Corporate Research at Novartis.

        11.   Defendant Vaughn D. Bryson ("Bryson") is a director of Chiron.

        12.   Defendant Pierre E. Douaz ("Douaz") is a director of Chiron since 1995. He was a member of Ciba-Geigy Limited from 1991 to 1996. In 1996, Ciba-Geigy merged with Novartis.

        13.   Defendant Lewis W. Coleman ("Coleman") is a director of Chiron. Coleman and Penhoet both serve on the Board of Trustees for the Gordon & Betty Moore Foundation. Coleman also worked with Fredericks at Montgomery Securities for many years prior to Montgomery Securities becoming affiliated with Bank of America. Bank of America has had previous contracts with Chiron, including without limitation, a revolving credit agreement entered into on July 12, 1996.

        14.   Defendant Dr. Pieter J. Strijkert ("Strijkert") is a director of Chiron.

        15.   The individual defendants named above (the "Individual Defendants"), as officers and/or directors of the Company (as specified above), and Novartis, as the controlling stockholder of Chiron (as specified above), owe the highest fiduciary duties of good faith, loyalty, fair dealing, due care and candor to plaintiff and the other members of the Class (as defined below).

        16.   Novartis controls approximately 42.2% of Chiron's voting power, and through ownership of Chiron's common stock, exercises substantial control over matters that require a vote of common shareholders, including such matters as the election and removal of directors, mergers and acquisitions, and other business combinations.

CLASS ACTION ALLEGATIONS

        17.   Plaintiff brings this action pursuant to California Rules of Court, Rule 1800 et seq., individually and on behalf of all other stockholders of the Company (except the defendants herein and any persons, firm, trust, corporation, or other entity related to, or affiliated with, them and their successors in interest), who are or will be threatened with injury arising from defendants' actions, as more fully described herein (the "Class").

        18.   This action is properly maintainable as a class action for the following reasons:

          (a)   The Class is so numerous that joinder of all members is impracticable. As of August 2005, there were hundreds of holders of record of Chiron common stock and likely many more beneficial owners.

          (b)   There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual class member. The common questions include, inter alia, the following:

              (i)  Whether the defendants have engaged and are continuing to engage in a plan and scheme to benefit themselves at the expense of the members of the Class;

             (ii)  Whether the defendants have fulfilled, and are capable of fulfilling, their fiduciary duties to plaintiff and the other members of the Class, including their duties of entire fairness, fair dealing, loyalty, due care and candor;

            (iii)  Whether the defendants have disclosed all material facts in connection with the challenged transaction; and

            (iv)  Whether plaintiff and the other members of the Class would be irreparably damaged if the defendants are not enjoined from the conduct described herein.

        19.   The claims of plaintiff are typical of the claims of the other members of the Class in that all members of the Class will be damaged alike by the wrongs complained of herein.

        20.   Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff is an adequate representative of the Class.

        21.   Defendants have acted and will continue to act on grounds generally applicable to the Class, thereby making appropriate final injunctive or corresponding declaratory relief with respect to the Class as a whole.

BACKGROUND AND SUBSTANTIVE ALLEGATIONS

        22.   On September 1, 2005, Chiron announced in a press release that it had received an offer from Novartis to acquire approximately 58% of the Chiron shares that it did not already own for $40.00 per share in cash (the "Transaction"). The Transaction is valued at $4.82 billion.

        23.   Following consummation of the Transaction, Novartis will control 100% of Chiron.

        24.   The price in the Transaction is unfair. The proposed offer represents a meager 9.8% premium to the closing price of Chiron on August 31, 2005, and is approximately 13% below the 52-week high of $46.00 per share achieved on September 20, 2004.

        25.   Upon the announcement, Chiron stock traded over the offer price, trading as high as $43.43 the morning of September 1, 2005, signifying that the Transaction price of $40.00 significantly undervalues the Company.

        26.   The Transaction price also fails to take into consideration the Company's latest news released on August 31, 2005, wherein Chiron announced that the U.S. Food and Drug Administration (FDA) had found that Chiron may proceed with its efforts to return the Fluvirin vaccine to the U.S. market for the 2005-2006 influenza season.

        27.   By virtue of the many entangling relationships between Chiron and Novartis, the Company has effectively precluded other suitors from coming forward. Included in such is a series of arrangements between the companies that affect Chiron's corporate governance, investment policies, research, development, manufacturing and marketing. By engaging in such alliances the Individual Defendants have not, and will not, act solely on behalf of Chiron's stockholders, other than Novartis, in considering the Transaction.

        28.   Furthermore, Chiron's Change of Control arrangement provides for severance benefits, vesting of long-term incentive awards, continuation of health, life and accidental death and dismemberment, and the accelerated vesting of outstanding equity awards. In particular, defendant Pien, who was recently cited by Business Wire as the most overpaid San Francisco Bay Area CEO, will receive severance benefits of three times his base salary and bonus ($12.6 million in 2004), three years of health insurance and acceleration of his equity awards.

        29.   Because Novartis has a near majority interest in the Company's common stock, no third party will likely bid for Chiron. The defendants thus will be able to proceed with the Transaction without efforts to maximize value for the public shareholders.

        30.   Novartis is intent on paying the lowest possible price to Class members, even though it is duty-bound to pay the highest fair price to the Company's public shareholders. Thus, Novartis and the majority of the Individual Defendants have clear and material conflicts of interest in the Transaction.

        31.   By reason of the foregoing acts, practices, and course of conduct by defendants, plaintiff and the other members of the Class have been and will be damaged because they will not receive their fair proportion of the value of Chiron's assets and business and will be prevented from obtaining fair consideration for their shares of Chiron's common stock.

        32.   The Transaction has been timed and structured unfairly in that:

          (a)   The Transaction is designed and intended to eliminate members of the Class as stockholders of the Company from continued equity participation in the Company at a price per share which the Individual Defendants knew or should know is unfair and inadequate;

          (b)   The Individual Defendants and Novartis have unique knowledge of the Company and have access to information unavailable to the Class; and

          (c)   The Individual Defendants and Novartis have violated their duty of fair dealing by timing the Transaction to place an artificial cap on the market price of Chiron stock.

        33.   The Individual Defendants and Novartis will continue to breach their fiduciary duties owed to plaintiff and the Class and will consummate the Transaction to the irreparable harm of plaintiff and the Class.

        34.   Plaintiff and the other members of the Class have no adequate remedy at law.

        WHEREFORE, plaintiff demands judgment as follows:

          A.    Declaring this to be a proper class action and naming plaintiff as Class representative;

          B.    Granting preliminary and permanent injunctive relief against the consummation of the Transaction as described herein;

          C.    In the event the Transaction is consummated, rescinding the Transaction and awarding rescissionary damages;

          D.    Ordering defendants to pay to plaintiff and to other members of the Class all damages suffered and to be suffered by them as the result of the acts and transactions alleged herein;

          E.    Awarding plaintiff the costs and disbursements of the action including allowances for plaintiff's reasonable attorneys and experts fees; and

          F.     Granting such other and further relief as may be just and proper.

Dated: September 1, 2005	GLANCY BINKOW& GOLDBERG LLP
	By	/s/ LIONEL Z. GLANCY
Lionel Z. Glancy
1801 Avenue of the Stars, Suite 311 Los Angeles, California 90067 Telephone: (310) 201-9150 Facsimile: (310) 201-9160
GOODKIND LABATON RUDOFF & SUCHAROW LLP
Emily C. Komlossy 100 Park Avenue New York, New York 10017 Telephone: (212) 907-0700
Attorneys for Plaintiff

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SUPERIOR COURT OF THE STATE OF CALIFORNIA IN THE COUNTY OF ALAMEDA (NORTHERN DIVISION)
INTRODUCTION
THE PARTIES
CLASS ACTION ALLEGATIONS
BACKGROUND AND SUBSTANTIVE ALLEGATIONS